Exhibit 77M

Mergers

Merger of Great-West Stock Index Fund with and into Great-West S&P 500® Index Fund

On February 23, 2017, the Board of Directors of Great-West Funds, including a majority of its directors who are not “interested persons” of Great-West Funds (as that term is defined in the Investment Company Act of 1940, as amended), approved an Agreement and Plan of Reorganization that provides for the merger of Great-West Stock Index Fund into Great-West S&P 500® Index Fund, another series of Great-West Funds (the “Merger”). The Merger did not require shareholder approval.

The Merger was consummated on July 14, 2017 (the “Closing Date”). As of the close of business on the Closing Date, beneficial owners of Investor Class shares of Great-West Stock Index Fund automatically received a proportionate number of Investor Class shares, respectively, of Great-West S&P 500® Index Fund based on each fund’s net asset value.

Merger of Great-West Profile I Funds with and into Great-West Profile II Funds

On February 23, 2017, the Board of Directors of Great-West Funds, including a majority of its directors who are not “interested persons” of Great-West Funds (as that term is defined in the Investment Company Act of 1940, as amended), approved an Agreement and Plan of Reorganization that merges each separate series of Great-West Profile I Funds (each a “Target Fund” and collectively the “Target Funds”) into the corresponding separate series of Great-West Profile II Funds (each an “Acquiring Fund” and collectively the “Acquiring Funds”) (the “Merger”). The Merger did not require shareholder approval.

The Merger was consummated on July 14, 2017 (the “Closing Date”). As of the close of business on the Closing Date, beneficial owners of Investor Class shares of the Target Fund automatically received a proportionate number of Investor Class shares, respectively, of the corresponding Acquiring Fund based on each fund’s net asset value.